                                    Registration No. 333-______

As filed with the Securities and Exchange Commission on
                         February 26, 1998
________________________________________________________________


                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
             _______________________________________
                             FORM S-8
                   REGISTRATION STATEMENT UNDER
                    THE SECURITIES ACT OF 1933
             _______________________________________

                       GLEN BURNIE BANCORP
       -----------------------------------------------------
      (Exact name of Registrant as Specified in Its Charter)

        MARYLAND                               52-1782444
-------------------------------            -------------------
(State or other jurisdiction of             (I.R.S. Employer
incorporation or organization)             Identification No.)

                      101 CRAIN HIGHWAY S.E.
                 GLEN BURNIE, MARYLAND 21061-3578
             ----------------------------------------
             (Address of Principal Executive Offices)

                     THE BANK OF GLEN BURNIE
                   EMPLOYEE STOCK PURCHASE PLAN
             ----------------------------------------
                     (Full Title of the Plan)

                F. WILLIAM KUETHE, JR., PRESIDENT
                       GLEN BURNIE BANCORP
                     101 CRAIN HIGHWAY, S.E.
                  GLEN BURNIE, MARYLAND 21061
             ----------------------------------------
             (Name and Address of Agent For Service)

                          (410) 766-3300
  -------------------------------------------------------------
 (Telephone number, including area code, of agent for service)

                          COPIES TO:
                  ALLAN D. HOUSLEY, ESQUIRE
                  JAMES C. STEWART, ESQUIRE
                   J. MARK POERIO, ESQUIRE
             HOUSLEY KANTARIAN & BRONSTEIN, P.C.
                1220 19TH STREET N.W., SUITE 700
                   WASHINGTON, D.C.  20036
                      (202) 822-9611

                 CALCULATION OF REGISTRATION FEE

                    CALCULATION OF REGISTRATION FEE
====================================================================================
Title of                            Proposed Maximum  Proposed Maximum    Amount of
Securities to       Amount to be    Offering Price   Aggregate Offering Registration
be registered        registered       Per Share            Price            Fee
------------------------------------------------------------------------------------
Common Stock,
$10.00 par value      25,000 (1)       $21.0375 (2)    $525,937 (2)     $156.00
====================================================================================

(1) Maximum number of shares issuable under The Bank of Glen Burnie Employee Stock Purchase Plan, as such amounts may be increased in accordance with said plan in the event of a recapitalization or reclassification involving the Registrant.
(2)Under Rule 457(h) the registration fee may be calculated, inter alia, based upon the price at which the options may be exercised. Under the Plan, options may be exercised at a price equal to 85% of the fair market value of the Common Stock at the time of grant. Based upon the last sale price of the Common Stock of the Registrant as reported on the OTC Bulletin Board on January 28, 1998 of $24.75 per share, the aggregate exercise price of the 25,000 shares to be offered hereby is $525,937.

/TABLE

                      PART I

          INFORMATION REQUIRED IN THE SECTION
                  10(A) PROSPECTUS

ITEM 1.  PLAN INFORMATION*
------

ITEM 2.  REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL
------   INFORMATION*

    *Documents containing the information required by Part I of this Registration Statement will be sent or given to participants in The Bank of Glen Burnie Employee Stock Purchase Plan (the "Plan") in accordance with Rule 428(b)(1). In accordance with Note to Part I of Form S-8, such documents are not filed with the Securities and Exchange Commission (the "Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements.

                         PART II

        INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
------

    Glen Burnie Bancorp (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, accordingly, files periodic reports and other information with the Commission. Reports and other information concerning the Company filed with the Commission may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.
The address for the Commission's Web site is "http://www.sec.gov".

    The following documents are incorporated by reference in this Registration Statement:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 as filed with the Commission on August 29, 1997 (Commission File No. 33-62278).

    (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 as filed with the Commission on July
18, 1997 (Commission File No. 33-62278).

    (c) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 as filed with the Commission on August 14, 1997 (Commission File No. 33-62278).

    (d) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 as filed with the Commission on November 14, 1997 (Commission File No. 33-62278).

    (e)  The Company's Amendment to its Quarterly Report on Form
10-Q/A for the quarter ended September 30, 1997 as filed with the Commission on December 24, 1997 (Commission File No. 33-62278).

    (f)  The Company's Amendment to its Annual Report on Form
10-K/A for the year ended December 31, 1996 as filed with the Commission on January 9, 1998 (Commission File No. 33-62278).

    ALL DOCUMENTS FILED BY THE COMPANY PURSUANT TO SECTIONS 13(A), 13(C), 14, AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 AFTER THE DATE HEREOF AND PRIOR TO THE TERMINATION OF THE OFFERING OF THE SHARES OF COMMON STOCK, PAR VALUE $10.00 PER SHARE ("COMMON STOCK") SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THIS REGISTRATION STATEMENT, AND TO BE A PART HEREOF FROM THE DATE OF FILING OF SUCH DOCUMENTS.

ITEM 4.  DESCRIPTION OF SECURITIES
------
                   DESCRIPTION OF CAPITAL STOCK
GENERAL

    The Company is authorized to issue 5,000,000 shares of Common Stock. As of January 5, 1998, there were 1,092,768 shares outstanding. Each share of the Common Stock has the same relative rights as, and is identical in all respects with, each other share of Common Stock. The Common Stock is not subject to redemption and is not convertible into any other class of securities. Upon payment of the full purchase price therefor, the Common Stock will be fully paid and non-assessable. The Common Stock may be issued in either certificated or uncertificated form. THE COMMON STOCK OF THE COMPANY REPRESENTS NONWITHDRAWABLE CAPITAL, IS NOT AN ACCOUNT OF AN INSURABLE TYPE, AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY.

    DIVIDENDS. The Company can pay dividends if, as and when declared by its Board of Directors, subject to compliance with
limitations which are imposed by law.    The holders of Common
Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor.

    VOTING RIGHTS. The holders of Common Stock of the Company possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to one vote per share. Directors are elected by a plurality of the votes cast. A majority of the votes cast is generally required for the approval of all other matters submitted to a vote of the stockholders except as described in " -- Certain Voting Requirements."

    LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution.

    PREEMPTIVE RIGHTS. Holders of the Common Stock of the Company are entitled to preemptive rights with respect to any additional shares which may be issued by the Company. Preemptive rights generally entitle stockholders to subscribe to any and all issuances of the Common Stock on a proportionate basis and in an amount equal to the ratio that each individual stockholder's total number of shares bears to the total number of shares of Common Stock outstanding. Under the Maryland General Corporation Law, however, pre-emptive rights do not apply to: (1) stock issued to obtain any of the capital required to initiate the corporate enterprise; (2) stock issued for at least its fair value in exchange for consideration other than money; (3) stock remaining unsubscribed for after being offered to stockholders;
(4) treasury stock sold for at least its fair value; (5) stock issued or issuable under articles of merger; (6) stock which is not presently entitled to be voted in the election of directors issued for at least its fair value; (7) stock, including treasury stock, issued to an officer or other employee of the corporation or its subsidiary on terms and conditions approved by the stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter; and (8) any other issuance of shares if the applicability of preemptive rights is impracticable.

    TRANSFER AGENT AND REGISTRAR. The Bank acts as transfer agent and registrar for the Common Stock.

CERTAIN VOTING REQUIREMENTS

    ARTICLES OF INCORPORATION AND BYLAWS. The Company's Articles of Incorporation provide that the affirmative vote of 80% of the outstanding shares of stock of the Company entitled to vote shall be required for the approval of: (a) any amendment to the Articles of Incorporation; (b) the consolidation of the Company with one or more corporations to form a new consolidated corporation; (c)the merger of the Company with another corporation or the merger of one or more corporations into the Company; (d) the sale, lease or exchange or other transfer of all or substantially all, of the property and assets of the Company, including its goodwill; (e) the participation of the Company in a share exchange, the stock of which is to be acquired; or (f) the voluntary liquidation, dissolution or winding up of the Company. The Company's Bylaws require the affirmative vote of 80% of the votes entitled to be cast at an election of directors in order to remove a director. In addition, the Bylaws may only be amended by the stockholders by an affirmative vote of 80% of the votes entitled to be cast on the matter.

    BUSINESS COMBINATIONS. Under the Maryland General Corporation Law, mergers, consolidations and sales of substantially all of the assets of a Maryland corporation must generally be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of stock entitled to vote thereon. Maryland's Business Combination Statute, however, restricts certain transactions between a Maryland corporation (or its majority owned subsidiaries), and any person who, after the date the corporation has 100 or more beneficial owners of its stock, beneficially owns 10% or more of the corporation's outstanding voting stock, together with affiliates or associates thereof (an "Interested Stockholder"). For a period of five years following the date that a stockholder becomes an Interested Stockholder, Maryland's Business Combination Statute generally prohibits the following types of transactions between the corporation and the Interested Stockholder (unless certain conditions, described below, are met): (i) mergers, consolidations or share exchanges; (ii) sales, leases, exchanges or other dispositions other than in the ordinary course of business or pursuant to a dividend, in any twelve-month period, of assets having an aggregate book value of 10% or more of the total market value of the outstanding stock of the corporation or of its net worth; (iii) issuances or transfers by the corporation or any subsidiary thereof of any equity securities of the corporation or any subsidiary thereof having a market value of 5% or more of the total market value of the outstanding stock of the corporation; (iv) the adoption of a proposal or plan of liquidation or dissolution of the corporation in which anything other than cash will be received by the Interested Stockholder or any affiliate of any Interested Stockholder; (v) any reclassification of securities, or recapitalization of the corporation, or any merger, consolidation, or share exchange of the corporation with any of its subsidiaries which has the effect of increasing by 5% or more of the total number of shares, the proportionate amount of the outstanding shares of any class of equity securities of the corporation or any subsidiary thereof which is owned by an Interested Stockholder; and (vi) the receipt by any Interested Stockholder or any affiliate thereof of the benefit, directly or indirectly, (except proportionately as a stockholder) of any loan, advance, guarantee, pledge, or other financial assistance or any tax credit or other tax advantage provided by the corporation or any of its subsidiaries. After the five-year moratorium on business combinations has expired, a business combination must (i) be recommended by the board of directors and approved by (a) 80% of the stockholders entitled to vote, and (b) two-thirds of the disinterested stockholders, or (ii) meet the rigorous fair price requirements of the business combination statute, or (iii) qualify for one of the statutory exemptions. This restriction does not apply if before such person becomes an Interested Stockholder, the Board of Directors approves the transaction in which the Interested Stockholder becomes an Interested Stockholder or approves the business combination, or a statutory exemption applies. A Maryland corporation may exempt particular interested stockholders from the requirements of the statute by resolution adopted by its board of directors prior to the date the Interested Stockholder became an Interested Stockholder.

    CONTROL SHARE ACQUISITIONS. The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions for shares acquired through descent or distribution, in satisfaction of a pledge or in a merger, consolidation or share exchange to which the corporation is a party. The control share acquisition statute applies to any Maryland corporation with 100 or more beneficial owners of its stock other than a close corporation or an investment company.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

    Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except for those which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provides otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL
------
       Not Applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
------
    The Company's Articles of Incorporation provide that all current and former directors and officers are entitled to receive indemnification in connection with any proceeding to the fullest extent permitted by Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland. Such section provides that a corporation may indemnify any director or officer made a party to any civil, criminal, administrative or investigative proceeding by reason of serving in such capacity unless it is established that (a) the act or omission of such person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (b) the person actually received an improper personal benefit, or (c) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful. The indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses (including attorneys' fees) actually incurred in connection with the proceeding. However, if the proceeding was by or in the right of the corporation, indemnification may not be made if the person is adjudged to be liable to the corporation. The corporation must indemnify directors and officers for expenses incurred in contesting any such proceeding if such persons are successful on the merits, unless the corporation's articles of incorporation limit such indemnification (the Company's Articles do not). Determination that the indemnification is proper and the amount to be paid in indemnification is to be made by a majority vote of a quorum of disinterested directors (or a committee of disinterested directors), by special legal counsel chosen by disinterested directors (or a committee of disinterested directors) or by a majority vote of disinterested stockholders. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position whether or not the corporation would have the power to indemnify against such liability under Maryland law. A corporation must report any indemnification or advance of expenses to a director or officer arising out of a proceeding by or in the right of the corporation to the stockholders of the corporation.

    The Company maintains director and officer liability insurance. The scope of such insurance is essentially the same as the indemnification provisions outlined above.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED
------
      Not Applicable.

ITEM 8.  EXHIBITS
------
    For a list of all exhibits filed or included as part of this Registration Statement, see "Index to Exhibits" at the end of this Registration Statement.

ITEM 9.  UNDERTAKINGS
------
    1.   The undersigned registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement --

              (i)  To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 242(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is on Form S-3, Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (b) That, for the purpose of determining any liability under the Securities Act of 1934, to treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (d) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

    2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                            SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Glen Burnie, State of Maryland, on February 25, 1998.

                          GLEN BURNIE BANCORP

                          By: /s/ F. William Kuethe, Jr.
                              --------------------------
                              F. William Kuethe, Jr.
                              President and Chief Executive
                              Officer
                              (Duly Authorized Representative)

     We, the undersigned directors and officers of Glen Burnie Bancorp (the "Company") hereby severally constitute and appoint
F. William Kuethe, Jr., our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said F. William Kuethe, Jr. may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-8 relating to the offering of the Company's Common Stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said F. William Kuethe, Jr. shall due or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                  Title                           Date
----------                  -----                           -----
/s/ F. William Kuethe, Jr.
------------------------    President and Director          February 25, 1998
F. William Kuethe, Jr.      (Principal Executive Officer)

/s/ John E. Porter
-------------------------   Chief Financial Officer         February 23, 1998
John E. Porter              (Principal Financial Officer)

/s/ Beatrice S. McQuarrie
-------------------------   Assistant Treasurer of the Bank February 25, 1998
Beatrice S. McQuarrie       (Principal Accounting Officer)

/s/ John E. Demyan
-------------------------   Chairman of the Board, Director February 25, 1998
John E. Demyan

Theodore L. Bertier, Jr.
--------------------------   Director                       February 25, 1998
Theodore L. Bertier, Jr.

/s/ Shirley E. Boyer
--------------------------   Director                       February 25, 1998
Shirley E. Boyer

/s/ Thomas Clocker
--------------------------   Director                       February 25, 1998
Thomas Clocker

/s/ Alan E. Han
--------------------------   Director                       February 25, 1998
Alan E. Hahn

/s Charles L. Hein
--------------------------   Director                       February 25, 1998
Charles L. Hein

/s/ F. W. Keuthe, III
--------------------------   Director                       February 25, 1998
F. W. Kuethe, III

/s/ Eugene P. Nepa
--------------------------   Director                       February 25, 1998
Eugene P. Nepa

/s/ William N. Scherer, Sr.
--------------------------   Director                       February 25, 1998
William N. Scherer, Sr.

/s/ Karen Thorwarth
--------------------------   Director                       February 25, 1998
Karen Thorwarth

/s/ Mary L. Wilcox
--------------------------   Director                       February 25, 1998
Mary L. Wilcox

                        INDEX TO EXHIBITS


Exhibit   Description
-------   -----------

   5 Opinion of Housley Kantarian & Bronstein, P.C. as to the legality of the Common Stock being registered

  23.1 Consent of Housley Kantarian & Bronstein, P.C. (appears in their opinion filed as Exhibit 5)

  23.2   Consent of Trice & Geary LLC

  23.3   Consent of Rowles & Company, LLP

  99.1   The Bank of Glen Burnie Employee Stock Purchase Plan

  99.2   Form of Acceptance of Option